082-03116



GREAT QUEST
METALS LTD





10016343

September 14, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 14, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 9/21



GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

September 14, 2010

Update on Tilemsi Phosphate Project

VANCOUVER, BC – Victor Jones, Chairman of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), provides this update on the Tilemsi Phosphate Project in Mali, as plans proceed in anticipation of receipt of permits from the Ministry of Mines. The 737 sq km project includes two contiguous concessions held by Great Quest and is prospective for phosphate rock. Preliminary geological examination over several decades indicates the presence of phosphate mineralization and its potential use as fertilizer. Exploration work by Great Quest and reconnaissance by the Malian company holding the northern concession (see GQ News Release June 23, 2010) have provided encouraging results.

Exploration Permit Process

The Company is in regular contact with the Ministry of Mines, informing the ministry of its plans for a multiphase drilling and exploration program. This work would commence as soon as the required documents are executed by the Ministry of Mines, in accordance with Malian mining law. Both the Company and its Malian partner company in the Tilemsi project have submitted applications for the Convention d'Etablissement, a thirty year entitlement to mineral exploration and development under which specific minimum exploration work performance is set out in an agreement with the Company, known as the Arrête. These permits enable the Company to proceed with drilling and other exploration field work on its Tilemsi Project concessions, targeting the phosphate rock. Referred to as Phosphate Naturel du Tilemsi (PNT), limited past production indicates the rock to be a direct application natural fertilizer suitable for use in Mali. Mali has indicated its intent to expand agriculture and encourage investment in supporting infrastructure. It currently imports all of its fertilizer used for food and textile crops.

"As I travel to Mali, I look forward to the celebration of the 50th anniversary of the formation of Mali as an independent state, and the recognition of the contribution that mining has made to the Malian economy over that time" said Victor Jones, "our Malian Director, Mamadou Keita, played an important role in mining development in Mali and Great Quest intends to expand its exploration activities on the Tilemsi phosphate project and on its gold concessions".

. . . /2



Mali Fertilizer Market Initiative

The Company plans to initiate a contract with Dr. Lamine Traoré, a member of the Company's Phosphate Advisory Committee and researcher with the Rural Economy Institute of Mali. Discussions with the Rural Economy Institute indicate a strategic interest in expanding both the area of agricultural land fertilized and the average annual amount applied, to boost food and other crop production. Success of the PNT program will maximize regional benefits from production from this area of phosphate mineralization by providing a usable local product with negligible beneficiation costs. Servicing the Mali and regional markets is the first part of a strategy which includes direct shipping of phosphate rock for conventional products on the world market. This initiative targets the cost effective use of PNT as a direct application fertilizer. The goal is to define the forms of commercial PNT fertilizers most suitable for the various soils and crops in Mali and neighbouring countries including Niger, Burkina Faso, and Senegal.

Concessions

The Company holds 88% of the Tin Hina concession acquired in 2009 and a 97% interest in the Tarkint Est, the concession just north and contiguous with the Tin Hina concession. An initial sampling and mapping program on a hill within the Tin Hina concession, reported September 3, 2009, took samples from the exposed phosphate rock along the east and south sides of a hill over a distance of 6,870 meters. Analysis of these samples found 5.11 to 33.05% P_2O_5 and averaged 24.50% P_2O_5. The thickness of the layer of phosphate rock observed ranged from 0.40 to 1.7 meters. The P_2O_5 occurs mainly in the mineral apatite. The Tarkint Est concession covers several potential phosphate occurrences, including the Chanamaguel, Tagit N'Ouerane and Tin Siriden phosphate zones noted in earlier studies.

About the Tilemsi Phosphate Project

The Tilemsi Phosphate project is a drilling stage project covering an area of 737 sq km just north and east of the towns Gao and Bourem, situated on the Niger River. Detailed exploration plans for the project are nearing completion, including compilation of prior reports. The work will include analysis of recent remote sensing data, further field reconnaissance and drilling. The objective is to begin to define the extent of the phosphate rock horizons within the concessions to enable a resource estimate in compliance with National Instrument 43-101. Significant existing and planned agricultural and infrastructure investment by foreign entities in Mali indicate a growing interest in the potential for Mali's agricultural sector.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Victor J.E. Jones"

Victor J.E. Jones
Chairman

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

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